EXHIBIT 2.2

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

SAFLINK CORPORATION

AND

SPARTAN ACQUISITION CORPORATION

AND

SSP SOLUTIONS, INC.

This AMENDMENT NO. 1 (this “Amendment”) is entered into as of June 18, 2004, and amends that certain AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (the “Agreement”) dated as of March 22, 2004, by and among SAFLINK Corporation, a Delaware corporation (“Parent”), Spartan Acquisition Corporation, a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Parent, and SSP Solutions, Inc., a Delaware corporation (“Company”). Capitalized terms not defined herein shall have the meanings attributed thereto in the Agreement.

RECITALS

A. Parent, Merger Sub and Company entered into the Agreement as of March 22, 2004, pursuant to which Merger Sub will merge with and into Company, at which time the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent.

B. The parties desire to amend the Agreement (i) to insert a new closing condition relating to dissenter’s rights of appraisal and (ii) to modify certain termination provisions.

AGREEMENT

NOW, THEREFORE, pursuant to Section 7.4 of the Agreement, the parties hereto agree as follows:

1. A new Section 6.3(s) shall be added to the Agreement as follows:

“(s) Dissenters’ Rights. Holders of not more than five percent (5%) of the outstanding shares of Company Common Stock shall have not voted in favor of the Merger or not consented thereto in writing and shall have delivered prior to the Effective Time written notice of such holders’ intent to demand payment as dissenting stockholders for such shares in accordance with Delaware Law. “

2. Section 7.1(b) of the Agreement shall be amended and restated in its entirety to read as follows:

“(b) by either Parent or Company, if, without fault of the terminating party, the Closing shall not have occurred on or before August 31, 2004, or such later date as may be agreed upon in writing by the parties hereto (the “Final Date”); provided, however, that the Final Date shall be extended to September 30, 2004, if the only reason the Closing has not occurred by August 31, 2004 is the failure of the conditions set forth in Section 6.1(b) and/or Section 6.1(d) (although such extension shall not occur if the failure of such conditions has been caused or resulted from one party’s action or failure to act constituting a breach of this Agreement and the other party does not consent to such extension); and provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;”

3. Section 7.1(c) of the Agreement shall be amended and restated in its entirety to read as follows:

“(c) by Parent, if (i) Company breaches any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in Section 6.3(a) not to be satisfied and such breach shall not have been cured within ten (10) business days of receipt by Company of written notice of such breach (and Parent has not willfully breached any of its covenants hereunder, which breach is not cured), (ii) the Board of Directors of Company withdraws or modifies its recommendation of this Agreement or the Merger in a manner adverse to Parent or resolves to do any of the foregoing, (iii) Company fails to comply with Section 4.3, (iv) the Board of Directors of Company recommends, endorses, accepts or agrees to a Company Takeover Proposal or resolves to do so, or (v) for any reason Company fails to call and hold the Company Stockholders Meeting by August 15, 2004, or if the condition set forth in Section 6.1(b) is not satisfied, by September 15, 2004, under circumstances in which it can be reasonably expected that the Final Date will be extended pursuant to the proviso set forth in Section 7.1(b);”

4. Section 7.1(d) of the Agreement shall be amended and restated in its entirety to read as follows:

“(d) by Company, if (i) Parent breaches any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in Section 6.2(a)(i) not to be satisfied and such breach shall not have been cured within ten (10) business days of receipt by Parent of written notice of such breach (and Company has not willfully breached any of its covenants hereunder, which breach is not cured), (ii) the Board of Directors of Parent withdraws or modifies its recommendation of this Agreement or the Merger in a manner adverse to Company or resolves to do any of the foregoing, (iii) Parent fails to comply with Section 4.4, (iv) the Board of Directors of Parent recommends, endorses, accepts or agrees to a Parent Takeover Proposal or resolves to do so, and the terms on which the Parent Takeover Proposal are to be consummated reflect a discount from the market value of the capital stock or assets of Parent or its subsidiaries that are to be disposed of in the Parent Takeover Proposal or (v) for any reason Parent fails to call and hold the Parent Stockholders Meeting by August 15, 2004, or if the condition set forth in Section 6.1(b) is not satisfied, by September 15,

2004, under circumstances in which it can be reasonably expected that the Final Date will be extended pursuant to the proviso set forth in Section 7.1(b); or”

5. Section 7.3(d) of the Agreement shall be amended and restated in its entirety to read as follows:

“(d) If Parent terminates this Agreement pursuant to Section 7.1(c)(i) under circumstances not described in Section 7.3(b), then Company shall promptly reimburse Parent for all of the documented out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, printers, accountants and legal counsel). If Company terminates this Agreement pursuant to Section 7.1(d)(i) under circumstances not described in Section 7.3(c), or if Parent terminates this Agreement as a result of the failure to meet the condition set forth in Section 6.3(s), then Parent shall promptly reimburse Company for all of the documented out-of-pocket costs and expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors (including the special negotiating committee of Company’s board of directors), printers, accountants and legal counsel).”

6. Except as amended hereby, the Agreement shall remain in full force and effect. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all such counterparts together will constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, Company, Parent and Merger Sub have caused this Amendment No. 1 to the Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SSP SOLUTIONS, INC.

By:

Name:

Title:

SAFLINK CORPORATION

By:

Name:

Title:

SPARTAN ACQUISITION CORPORATION

By:

Name:

Title:

[SIGNATURE PAGE TO AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]